(The following is an unofficial English translation of the Convocation Notice of the 72nd Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 2, 2014

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 72nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 72nd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in writing or by way of electro-magnetic method (via the Internet, etc.) by 5:00 p.m. of June 24, 2014 (Tuesday) after carefully reading the reference documents as set forth below.

1.	Date and time:	June 25, 2014 (Wednesday) at 10:00 a.m.

(The reception desk will open at 9:00 a.m.)

2.	Place:	Main Conference Room of Advantest Corporation
32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 72nd Fiscal Year (from April 1, 2013 to March 31, 2014)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Audit & Supervisory Board

Matters to be resolved:

Agenda Item:	Election of nine directors

4.	Instructions for the Exercise of Voting Rights:

[Exercise of voting rights in writing by submitting the enclosed voting right exercise form]

Please indicate your intention to vote “for” or “against” each agenda item on the enclosed voting right exercise form, then return the form to us to be delivered by 5:00 p.m. of June 24, 2014 (Tuesday).

[Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.)]

Please access the website for casting votes (http://www.evote.jp/) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 7.

[Handling of the duplicated votes]

If the voting rights are exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting rights by way of electro-magnetic method shall be deemed valid.

If the voting rights are exercised by way of electro-magnetic method multiple times, the last exercise of voting rights shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

As the following information is available on the Company’s website in accordance with laws and regulations and Article 13 of the Articles of Incorporation, it is not included in the “Report for the 72nd Fiscal Year” enclosed herein.

1. Notes to Consolidated Financial Statements

2. Notes to Non-Consolidated Financial Statements

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will be posted on the Company’s website.

We cordially invite you to attend a reception to be held after the meeting for shareholders.

For shareholders who will be unable to attend the meeting, presentation materials concerning matters to be reported will be posted on the Company’s website on the day of the meeting.

The resolutions adopted at the meeting will be posted on the Company’s website instead of issuing a written notice of resolution.

The Company’s website: http://www.advantest.com/US/investors/index.htm

Reference Documents for the General Meeting of Shareholders

Agenda Items and Reference Matters:

Agenda Item :	Election of nine directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all nine current directors will expire.  We therefore request that you elect nine directors.

The profiles of the director candidates are set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Toshio Maruyama (April 17, 1948)	April 1973	Joined Advantest Corporation	12,155
		June 1989	Director
		June 1995	Managing Director
		June 1999	Senior Managing Director
		June 2001	Representative Director and President
		June 2003	Representative Director, President and COO
		June 2005	Representative Director, President and CEO
		June 2009	Chairman of the Board and Representative Director (present position)
2	Haruo Matsuno (February 14, 1960)	April 1984	Joined Advantest Corporation	17,454
		June 2008	Executive Officer
		June 2009	Representative Director, President and CEO (present position)

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
3	Yasushige Hagio (November 24, 1947)	April 1972	Assistant Judge, Tokyo District Court	2,821
		April 1982	Judge, Tokyo District Court
		April 1998	Instructor, Legal Training and Research Institute
		December 2003	Chief of Shizuoka District Court
		June 2004	Registered as Attorney-at-Law Joined Seiwa Patent & Law (present position)
		June 2006	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office:
■Mr. Yasushige Hagio is a candidate for outside director.
■The Company selected Mr. Yasushige Hagio as a candidate because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.
■Mr. Yasushige Hagio has served as an outside director of the Company for eight years.

4	Osamu Karatsu (April 25, 1947)	April 1975	Joined Nippon Telegraph and Telephone Public Corporation	791
		June 1991	Executive Manager, LSI Laboratories, Nippon Telegraph and Telephone Corporation
		June 1997	Vice President and Director, Advanced Telecommunications Research Institute International (Resigned June, 1999)
		April 1999	Principal Consultant, SRI Consulting K.K.
		April 2000	Chief Executive Director, SRI International Japan (Resigned January, 2012)
		June 2012	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office
■Mr. Osamu Karatsu is a candidate for outside director.
■The Company selected Mr. Osamu Karatsu as a candidate because of his considerable experience and knowledge as a semiconductor specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Mr. Osamu Karatsu has served as an outside director of the Company for two years.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
5	Seiichi Yoshikawa (March 22, 1946)	July 1969	Joined Fujitsu Limited	1,293
		June 2000	Director, Fujitsu Laboratories Ltd.
		June 2004	Managing Director, Fujitsu Laboratories Ltd. (Resigned June, 2009)
		March 2011	Chairman, QD Laser, Inc. (Resigned December, 2012)
		September 2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (present position)
		June 2013	Outside Director of Advantest Corporation (present position)
The reasons for nomination as a candidate for outside director and the number of years in office
■Mr. Seiichi Yoshikawa is a candidate for outside director.
■The Company selected Mr. Seiichi Yoshikawa as a candidate because of his considerable experience and knowledge as a research and development strategy specialist, and the Company believes that he will contribute greatly to its management as an outside director.
■Mr. Seiichi Yoshikawa has served as an outside director of the Company for one year.

6	Shinichiro Kuroe (March 30, 1959)	April 1981	Joined Advantest Corporation	3,620
		June 2005	Executive Officer
		June 2009	Director, Managing Executive Officer
		August 2012	Products and Technology (present position)
		June 2013	Director, Corporate Vice President (present position)
7	Sae Bum Myung (September 16, 1954)	April 1989	Joined Advantest Corporation	1,584
		June 2008	Executive Officer
		June 2011	Director, Managing Executive Officer (present position) Sales and Marketing (present position) Executive Vice President, Sales Group (present position)

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
8	Hiroshi Nakamura (December 4, 1957)	April 1981	Joined Advantest Corporation	5,973
		June 2006	Executive Officer
		June 2009	Managing Executive Officer
		June 2010	Executive Vice President, Corporate Administration Group (present position)
		June 2012	Director, Managing Executive Officer (present position) Corporate Administration (present position)
9	Yoshiaki Yoshida (February 8, 1958)	April 1999	Joined Advantest Corporation	1,335
		June 2006	Executive Officer
		June 2009	Managing Executive Officer
		June 2013	Director, Managing Executive Officer (present position) Corporate Planning and Corporate Communications (present position) Executive Vice President, Corporate Relations Group (present position)
Note:
1.	These candidates do not have any special interest in the Company.
2.	The Company has registered Messrs. Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa as independent directors with the Tokyo Stock Exchange.
3.
The Company has entered into an agreement with each of Messrs. Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa, limiting their liability as defined in Article 423, Paragraph 1 of the Companies Act.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances.

<<Instructions for the Exercise of Voting Rights via the Internet, etc.>>

If you choose to exercise your voting rights via the Internet, please read the instructions below before doing so.  If you attend the meeting, you do not need to mail the voting right exercise form or vote via the Internet.

1.	About the website for casting votes
(1)
Voting rights may be exercised online only by accessing the website designated by the Company (http://www.evote.jp/) on a personal computer, smart phone or mobile phone. (This website is out of service from 2:00 a.m. to 5:00 a.m. every day.)

(2)	In some cases, you may not be able to use the website for casting votes due to your Internet environment, network service, or communication device model.
(3)
Although exercise of Voting Rights via the Internet is available until 5:00 p.m. on June 24, 2014 (Tuesday), please exercise your voting rights early.  Please contact the help-desk below if you have any questions.

2.	About the exercise of voting rights via the Internet
(1)
Please use your “login ID” and “temporary password” indicated on the enclosed voting rights exercise form to access the voting website (http://www.evote.jp/), then  vote “for” or “against” by following the on-screen instructions.

(2)
Please note that you will be asked to change your “temporary password” on the website for casting votes in order to avoid unauthorized access by any third person other (spoofing) or altering the details of your vote.

3.	Handling of votes cast more than one time
(1)	If voting rights are exercised both by mail and via the Internet, the exercise of voting rights via the Internet shall be deemed valid.
(2)
If voting rights are exercised via the Internet multiple times, the last exercise of voting rights shall be deemed valid.  Also, if the voting rights are exercised through the use of more than one electronic devices including a personal computer, a smart phone or a mobile phone, the voting right exercised last in time shall be deemed valid.

4.	Charges and fees incurred by accessing the website for casting votes

Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be the responsibility of each shareholder.

Contact for inquiry regarding IT system, etc.
Corporate Agency Division (Help desk ) , Mitsubishi UFJ Trust and Banking Corporation
Phone number:         0120-173-027 (toll-free number within Japan)
Business hours:        9 a.m. to 9 p.m. (Japan time)

(About the electronic voting platform)
Nominee shareholders (including standing proxies) such as trust banks can use the electronic voting platform operated by ICJ, Inc. by submitting an application in advance.